# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## October 24, 2017

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### American Realty Capital Healthcare Trust III, Inc.

### File No. 5-89986 - CF#35539

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American Realty Capital Healthcare Trust III, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13E-3 filed on September 29, 2017, as amended.

Based on representations by American Realty Capital Healthcare Trust III, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit (c)(3) | through March 16, 2018 |
| Exhibit (c)(4) | through March 16, 2018 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary